SETTLEMENT AGREEMENT

THIS AGREEMENT is entered into as of the 20th day of January, 2006.

BETWEEN:

PAN AMERICAN GOLD CORPORATION, a company incorporated pursuant to the laws of the Province of Ontario, of 605-475 Howe Street, Vancouver, British Columbia, Canada

(the “Company”)

AND:

RICHARD BACHMAN, of 1858 Countryside Avenue, Reno, Nevada 89532

(“Bachman”)

WHEREAS:

A. Bachman has agreed to resign as a director and officer of the Company in consideration of the following:

(a)	payment to Bachman by the Company of $60,000 in settlement of all outstanding amounts payable by the Company to Bachman (or his companies) pursuant to a management agreement with the Company (the “Management Agreement”);

(b)	release of any and all claims that Bachman may have now or in the future against the Company;

(c)	cancellation of all outstanding stock options to acquire shares of common stock of the Company, including the stock options granted on May 7, 2004; and

(d)	agreeing to deposit 166,666 common shares (the “Shares”) of the Company in escrow to be released as follows:

(i) 55,555 shares 61 days after the date of execution of this Agreement;

(ii) 55,555 shares 91 days after the date of execution of this Agreement; and

(iii) 55,556 shares 121 days after the date of execution of this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment of the sums set forth above and other good and valuable consideration, the receipt and sufficiency

D/VZH/808041.2

of which is hereby acknowledged, and in further consideration of the other mutual covenants and promises herein contained, the parties hereto, agree as follows:

1. Upon execution of this Agreement, Bachman will:

(a)	deliver to the Company a written resignation (the “Resignation”) whereby he resigns as a director and officer of the Company effective immediately;

(b)	deliver an executed copy of an Escrow Agreement (the “Escrow Agreement”), to be entered into among Bachman, the Company and Clark Wilson LLP, as escrow agent (the “Escrow Agent”);

(c)	deliver to the Escrow Agent three share certificates representing the Shares with two certificates representing 55,555 of the Shares and one certificate representing 55,556 of the Shares.

2. Bachman acknowledges and agrees that, upon completion of all the deliveries by the Company as contemplated by this Agreement, all stock options granted to Bachman will immediately terminate and be of no force and effect.

3. As full and final payment of all amounts due under the Management Agreement, the Company will pay to Bachman the amount of $60,000, and Bachman will accept such amount as full and final payment of all amounts due under the Management Agreement. Bachman hereby agrees that upon payment of the $60,000 by the Company in accordance with the provisions of this Agreement, any amounts outstanding under the Management Agreement or otherwise will be fully satisfied and extinguished, and Bachman will remise, release and forever discharge the Company and its respective directors, officers, employees, successors, solicitors, agents and assigns from any and all obligations under the Management Agreement or otherwise.

4. Upon receipt of the Resignation, the Company will:

(a)	pay Bachman the sum of $60,000 to be delivered as agreed to by Bachman and the Company in settlement of all outstanding amounts payable by the Company to Bachman pursuant to the Management Agreement; and

(b)	deliver an executed copy of the Escrow Agreement.

5. Upon release of each of the certificates representing the Shares from escrow pursuant to the Escrow Agreement, the Company hereby agrees and covenants to use its best efforts to assist Bachman in removing the restrictive legend on the certificates representing the Shares such that Bachman can sell the Shares under Rule 144 of the Securities Act of 1933, provided that Bachman provides all necessary documentation, correctly completed and executed, required for a sale under Rule 144.

6. Bachman, on behalf of himself and also on behalf of his respective heirs, executors, administrators, assigns and all persons or legal entities entitled to make any claims on his behalf or in his name (all of whom are hereinafter collectively referred to as "the Releasors"), for and in consideration of the sums referred to above and other good and valuable consideration

D/VZH/808041.2

(the receipt and sufficiency of which is hereby acknowledged) do hereby remise, release, forever discharge, hold harmless and indemnify the Company, and all of its respective past or present heirs, executors, administrators, employees, officers, directors, servants, solicitors, agents, successors and assigns (all of whom are hereinafter collectively referred to as "the Releasees"), of and from any and all manner of actions, cause and causes of action, suits, debts, sums of money, dues, expenses, general damages, special damages, costs, claims and demands of any and every kind and nature at law or in equity, or under any statute, which the Releasors ever had, now have or which they hereafter may have, for or by reason of any matter, cause or thing whatsoever, against the Releasees.

7. The Releasees for and in consideration of the good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) do hereby remise, release, forever discharge, hold harmless and indemnify the Releasors of and from any and all manner of actions, cause and causes of action, suits, debts, sums of money, dues, expenses, general damages, special damages, costs, claims and demands of any and every kind and nature at law or in equity, or under any statute, which the Releasees ever had, now have or which they hereafter may have, for or by reason of any matter, cause or thing whatsoever, against the Releasors.

8. The Releasors each acknowledge and agree that they shall not commence any claim or proceeding which may result in a claim or proceeding being brought against the Releasees. If any of the Releasors take any steps by way of any claim or proceeding that results in a subsequent claim or proceedings against the Releasees then the Releasors shall indemnify and save harmless the Releasees and each of them from any and all resulting liabilities, obligations, legal fees, costs and disbursements.

9. The Releasees each acknowledge and agree that they shall not commence any claim or proceeding which may result in a claim or proceeding being brought against the Releasors. If any of the Releasees take any steps by way of any claim or proceeding that results in a subsequent claim or proceedings against the Releasors then the Releasees shall indemnify and save harmless the Releasors and each of them from any and all resulting liabilities, obligations, legal fees, costs and disbursements.

10. The parties hereby acknowledge that in making this Agreement they have obtained independent legal counsel, they have exercised their own independent judgment The Parties further declare that they have carefully read this Agreement, the terms of which are contractual and not a mere recital, that the entire contents hereof are fully understood by them and that the same is being executed as their own free act and without any pressure or duress of any description.

11. Any notice required or permitted to be made or given hereunder shall be mailed or delivered personally to the addresses set forth below, or as changed from time to time by written notice to the other:

The Company:	Pan American Gold Corporation
605-475 Howe Street
Vancouver, BC
Attention: Greg Burnett

D/VZH/808041.2

With a copy to:	Clark Wilson LLP
Barristers and Solicitors
Suite 800 – 885 West Georgia Street
Vancouver, British Columbia V6C 3H1
Attention: Virgil Hlus

The Optionee:	Richard Bachman
1858 Countryside Avenue
Reno, Nevada 89532

12. This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

13. Unless otherwise provided, all dollar amounts referred to in this Agreement are in lawful money of the United States of America.

14. Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date first above written.

15. This Agreement will be governed by and construed in accordance with the law of the province of British Columbia.

IN WITNESS WHEREOF the parties have duly executed and delivered this Agreement as of the date first above written.

PAN AMERICAN GOLD CORPORATION

Per:	/s/ Greg Burnett
Authorized Signatory

	SIGNED, SEALED and DELIVERED by	)
	RICHARD BACHMAN in the presence of:	)
)
	/s/ Stacy Long	)
	Signature	)
	Stacy Long	)
	Print Name	)	/s/ Richard Bachman
10580 N. McCarron Dr. #115)			RICHARD BACHMAN
	Address	)
Reno, NV 89503)
	Notary Public	)
	Occupation	)

D/VZH/808041.2